FOR IMMEDIATE RELEASE

Contact

David Gallagher

Phone: (403) 291-2492

QSound Labs retains Kaufman Bros., L.P. to explore Strategic Alternatives

Calgary, Alberta – January 15, 2009 – QSound Labs, Inc. (NASDAQ: QSND) announced it has retained the services of the investment banking firm of Kaufman Bros., L.P. to assist the Board of Directors in exploring a full range of strategic options for the Company. QSound Labs’ goal is to enhance shareholder value through a potential strategic alliance, joint venture, merger or acquisition, or possible sale of the Company.

QSound Labs, Inc. develops and markets proprietary audio and voice software solutions primarily for the mobile device market and is currently shipping these solutions in LG, MITAC, Panasonic, Pantech and Samsung mobile phones. The Company also markets these solutions to the consumer electronics and PC markets and is currently shipping QSound solutions in Toshiba LCD 40” and 46” TVs, Sony Vaio PCs and in VIA Technologies’ Vinyl Audio solutions.

The Company also owns a 3D graphics technology that has been licensed for use in mobile games, and is currently shipping in Guitar Hero® III Mobile and Guitar Hero® World Tour Mobile on the Verizon network.

For more information, please visit http://www.qsound.com.

Guitar Hero is a registered trademark of Activision Publishing, Inc. All other trademarks and trade names are the properties of their respective owners. All rights reserved.

This release may be deemed to contain forward-looking statements within the meaning of the Private Securities Litigation Act of 1995.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with QSound’s ability to enhance shareholder value through a strategic option, loss of relationships with companies that do business with QSound, QSound's ability to carry out its product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.